                                                                                                               November 23, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Prudential Jennison Small Company Fund, Inc.
(File No. 811-03084 (the “Fund”)
           Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on November 8, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. The purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to add relevant disclosure to the Fund’s prospectus and SAI regarding a new share class, known as Class “Q.”

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: The front cover of the statutory prospectus includes the following disclosure at the bottom right:

     Prudential Investments, Prudential, Jennison, the Prudential logo and the Rock symbol are registered service marks of Prudential Financial, Inc. and its related entities, registered in many jurisdictions worldwide.

If this disclosure is neither required nor permitted under the applicable items of Form N-1A, then it should be moved.

Response: We believe that the inclusion of this language is permitted under Form N-1A.

Comment: Please confirm that the registration statement includes the relatively new disclosure requirements pertaining to qualifications of the members of the board of directors and board oversight of risk.

Response:The SAI does include the required discussion of board qualifications and the required discussion pertaining to the board’s oversight of risk.

Comment: Please ensure that, as appropriate and applicable, the Fund’s prospectus and SAI reflect the recent SEC staff letter to the Investment Company Institute (ICI) concerning discussion and disclosure of derivatives in fund registration statements.

Response:In response to the staff letter, we have reviewed the derivatives discussions contained in the Fund’s prospectus and SAI documents, and we have made appropriate revisions consistent with the Fund’s use of derivatives.

Comment:Please consider whether any disclosure pertaining to the risks posed by climate change are appropriate for the Fund’s prospectus or SAI.

Response: We will consider whether any climate change-related disclosure is appropriate, and if so, we will include relevant language.

Comment: The discussion of the Fund’s investments in real estate investment trusts (REITs) contained in the prospectus should include a discussion of the potential for duplicative management fees.

Response: In the section entitled “Investment Risks” in the prospectus, the discussion pertaining to REITs states that “REITs charge management fees in addition to the management fee paid by the Fund.”

Comment: In the prospectus, the discussion of foreign securities indicates that the Fund’s investments in foreign securities may include investments in securities of emerging markets. Appropriate risk disclosure should be furnished regarding investments in emerging markets.

Response: The prospectus includes a discussion of the risks of investing in foreign securities, including the risks of investing in emerging markets securities.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

                                                                                 Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)